UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)1

Payment Data Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

70438S103

(CUSIP Number)

Louis A. Hoch

President and Chief Operating Officer

12500 San Pedro, Suite 120

San Antonio, Texas 78216

(210) 249-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)

———————

1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70438S103	13D	Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Louis A. Hoch
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS* SC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 21,107,181(1)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 21,107,181 (1)
WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,107,181
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5%
14		TYPE OF REPORTING PERSON* IN

1 Includes 1,011,147 shares not currently outstanding but subject to currently exercisable options.

CUSIP No. 70438S103	13D	Page 3 of 5 Pages

Item 1.

Security and Issuer.

This statement relates to shares of common stock, par value $0.001 per share, of Payment Data Systems, Inc., a Nevada corporation. The address of the principal executive office of Payment Data Systems, Inc. is 12500 San Pedro, Suite 120, San Antonio, Texas 78216.

Item 2.

Identity and Background.

(a)

Louis A. Hoch

(b)

12500 San Pedro, Suite 120, San Antonio, Texas 78216

(c)

Mr. Hoch is employed by Payment Data Systems, Inc. as its President and Chief Operating Officer. The address of the principal executive office of Payment Data Systems, Inc. is 12500 San Pedro, Suite 120, San Antonio, Texas 78216.

(d)

During the last five years, Mr. Hoch has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, Mr. Hoch has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

United States

Item 3.

Source or Amount of Funds or Other Consideration.

On January 9, 2008, Mr. Hoch was granted 7,750,000 shares of common stock. These shares were granted to Mr. Hoch as a result of his employment with Payment Data Systems, Inc.

Item 4.

Purpose of the Transaction.

In a private transaction, Mr. Hoch was granted 7,750,000 shares of common stock. These shares were granted to Mr. Hoch as a result of his employment with Payment Data Systems, Inc.

Item 5.

Interest in Securities of the Issuer.

(a)

Mr. Hoch is the beneficial owner of 21,107,181 shares, or 23.5% of the outstanding common stock of Payment Data Systems, Inc. as of February 11, 2008, which includes 1,011,147 shares issuable pursuant to stock options granted by Payment Data Systems, Inc. that are vested and fully exercisable.

(b)

Mr. Hoch has sole voting power and sole dispositive power with respect to the shares of common stock reported herein.

(c)

During the past sixty days, the only transactions in the common stock by Mr. Hoch other than as described in Item 3 above were the following:

Open market sales effected pursuant to a 10(b)5-1 trading plan effective as of December 13, 2007:

Date	Price	Number of Shares Sold
1/24/2008	$0.073	5,000
2/4/2008	$0.06	1,000
2/7/2008	$0.057	5,000

CUSIP No. 70438S103	13D	Page 4 of 5 Pages

Shares returned to Payment Data Systems, Inc. to satisfy a payment obligation pursuant to the terms of Mr. Hoch’s Employment Agreement dated February 27, 2007:

Date	Price	Number of Shares Returned
12/29/2007	$0.075	1,061,641

Options canceled by Payment Data Systems, Inc. to satisfy a payment obligation pursuant to the terms of Mr. Hoch’s Employment Agreement dated February 27, 2007:

Date	Price	Number of Shares Canceled
12/29/2007	$0.0008	100,000
12/29/2007	$0.0219	75,000
12/29/2007	$0.0407	250,000
12/29/2007	$0.0588	15,000
12/29/2007	$0.0614	325,000

(d)

Not applicable.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Hoch was granted 7,750,000 shares of common stock that vest on January 9, 2018. Mr. Hoch may acquire 1,011,147 shares of common stock issuable pursuant to stock options granted by Payment Data Systems, Inc. that are vested and fully exercisable.

Item 7.

Material to be filed as Exhibits.

Not applicable.

CUSIP No. 70438S103	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2008	By:	/s/ Louis A. Hoch
Louis A. Hoch
President and Chief Operating Officer